UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

AMERICAN LORAIN CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

027297100
(CUSIP Number)

Chen Wenxuan
Unit 1109-1116, HSBC Building,
Shanghai IFC, 8 Century Avenue,
Pudong District, Shanghai 200120, China
Tel No. 86-13816132926
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027297100
1.
Names of Reporting Persons .................................................................................................. Jade Lane I, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ................................................................................................................................................ □

(b) ................................................................................................................................................ □

3	SEC Use Only
4.	Source of Funds (See Instructions) ......................................................................................... WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..... N/A
6.	Citizenship or Place of Organization ....................................................................................... British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power ........................................................................................................ 3,043,478(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power ................................................................................................ 3,043,478 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...................................... 3,043,478 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. □
13.	Percent of Class Represented by Amount in Row (11) ........................................................... 8.08%
14.	Type of Reporting Person (See Instructions) ....................................................................................................................................................... CO

(1)
The calculation of this percentage is based on 37,660,192 Shares (as defined below) outstanding which is the sum of (i) 34,616,714 shares outstanding as of May 15, 2014, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014 and (ii) 3,043,478 shares of Common Stock issuable upon conversion of the Note (as defined below).

(2)
The shares are held by Jane Lane I, L.P. (“JLI”). Jane Lane Group Limited (“Jade Lane”) is the sole general partner of JLI.  Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the shares held by JLI; however, Jade Lane and Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein. JLI, Jade Lane and Chen Wenxuan expressly disclaim status as a “group” for purpose of this Schedule 13D.

CUSIP No. 027297100
1.
Names of Reporting Persons ................................................................................................... Jade Lane Group Limited
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ................................................................................................................................................ □

(b) ................................................................................................................................................ □

3	SEC Use Only
4.	Source of Funds (See Instructions) ......................................................................................... WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .... N/A
6.	Citizenship or Place of Organization ...................................................................................... British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power ....................................................................................................... 3,043,478(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power ............................................................................................... 3,043,478(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ..................................... 3,043,478(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . □
13.	Percent of Class Represented by Amount in Row (11) .......................................................... 8.08%
14.	Type of Reporting Person (See Instructions) ..................................................................................................................................................... CO
(1)
The calculation of this percentage is based on 37,660,192 Shares outstanding which is the sum of (i) 34,616,714 shares outstanding as of May 15, 2014, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014 and (ii) 3,043,478 shares of Common Stock issuable upon conversion of the Note.

(2)
The shares are held by Jane Lane I, L.P. (“JLI”). Jane Lane Group Limited (“Jade Lane”) is the sole general partner of JLI.  Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the shares held by JLI; however, Jade Lane and Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein. JLI, Jade Lane and Chen Wenxuan expressly disclaim status as a “group” for purpose of this Schedule 13D.

CUSIP No. 027297100
1.
Names of Reporting Persons ......................................................................................................... Chen Wenxuan
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...................................................................................................................................................... □

(b) ...................................................................................................................................................... □

3	SEC Use Only
4.	Source of Funds (See Instructions) ............................................................................................... AF;PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .......... N/A
6.	Citizenship or Place of Organization ............................................................................................. China
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ................................................................................................................. 149,106
8. Shared Voting Power ............................................................................................................. 3,043,478(1)(2)
9. Sole Dispositive Power ......................................................................................................... 149,106
10. Shared Dispositive Power ..................................................................................................... 3,043,478(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ........................................... 3,192,584(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...... □
13.	Percent of Class Represented by Amount in Row (11) ............................................................... 8.48%
14.

Type of Reporting Person (See Instructions)
 ........................................................................................................................................................... IN

(1)
The calculation of this percentage is based on 37,660,192 Shares outstanding which is the sum of (i) 34,616,714 shares outstanding as of May 15, 2014, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014 and (ii) 3,043,478 shares of Common Stock issuable upon conversion of the Note.

(2)
The shares are held by Jane Lane I, L.P. (“JLI”). Jane Lane Group Limited (“Jade Lane”) is the sole general partner of JLI.  Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the shares held by JLI; however, Jade Lane and Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein. JLI, Jade Lane and Chen Wenxuan expressly disclaim status as a “group” for purpose of this Schedule 13D.

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of common stock, $0.001 par value (the “Shares”) of American Lorain Corporation, a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Beihuan Zhong Road, Junan County, Shandong, China 276600.

Item 2.  Identity and Background

This statement is being filed on behalf of the Jade Lane I, L.P. (“JLI”), Jade Lane Group Limited (“Jade Lane”) and Ms. Chen Wenxuan (JLI, Jade Lane and Ms. Chen Wenxuan collectively referred to as the “Reporting Persons”). Jade Lane is the sole general partner of JLI.  Ms. Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the shares held by JLI; however, Jade Lane and Ms. Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein.

1.	JLI.

(a)	JLI is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for JLI is located at Unit 1109-1116, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong District, Shanghai 200120, China.

(c)	Within the last five years, JLI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, JLI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Jade Lane.

(a)	Jade Lane is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Jade Lane is located at Unit 1109-1116, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong District, Shanghai 200120, China.

(c)	Within the last five years, Jade Lane has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Jade Lane has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Ms. Chen Wenxuan.

(a)	Ms. Chen Wenxuan, an individual.

(b)	Ms. Chen’s business address is Unit 1109-1116, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong District, Shanghai 200120, China.

(c)	Ms. Chen’s present principal occupation is Managing partner of HFG CHINA, but is also a director of Jade Lane.

(d)	Within the last five years, Ms. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ms. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Chen is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration

Jade Lane acquired the convertible note (“Note”) and underlying shares of common stock of the Issuer (collectively “Securities”) disclosed herein as a party to a certain Note Purchase Agreement with the Issuer dated March 13, 2014.  The Note was assigned to JLI on June 26, 2014.  The Note has a principal amount of $3,500,000 and is convertible by the holder, in whole or in parts, at any time commencing on or after September 13, 2014 and before March 13, 2015 into such number of Shares on a per share conversion price of $1.15 per share; provided, however, the issuer will not effect any conversion of the Note, and the holder will not have the right to convert any portion of the Note, to the extent (but only to the extent) that the holder (including Shares held by person(s) which,  directly or indirectly, controls the holder) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below), which beneficial ownership will be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.  The “Beneficial Ownership Limitation” is 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon conversion of the Note. The purchase of the Note  by Jade Lane was funded by JLI. Jade Lane is the sole general partner of JLI.  Ms. Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the Shares held by JLI; however, Jade Lane and Ms. Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein.

Ms. Chen Wenxuan purchased 149,106 Shares using her own personal funds. Ms. Chen Wenxuan has sole voting and dispositive power over these 149,106 Shares held in her name.

Item 4.  Purpose of the Transaction

The Reporting Persons acquired the Note for investment purpose. The Reporting Persons will review their investment in the Note from time to time and subject to applicable law and regulation and depending upon various factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
Subject to the Beneficial Ownership Limitation, the Reporting Persons are deemed to beneficially own an aggregate 3,043,478 Shares upon conversion of the Note, or 8.08% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1).  The percentage calculation is based upon on 37,660,192 Shares outstanding which is the sum of (i) 34,616,714 shares outstanding as of May 15, 2014, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014 and (ii) 3,043,478 Shares issuable upon conversion of the Note.

Ms. Chen Wenxuan beneficially owns an aggregate of 3,192,584 Shares, or 8.48% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1) which includes 3,043,478 Shares issuable upon conversion of the Note and 149,106 Shares owned by her personally.  The percentage calculation is based upon on 37,660,192 Shares outstanding which is the sum of (i) 34,616,714 shares outstanding as of May 15, 2014, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014, and (ii) 3,043,478 Shares issuable upon conversion of the Note. Ms. Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the Shares held by JLI; however, Jade Lane and Ms. Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein. JLI, Jade Lane and Chen Wenxuan expressly disclaim status as a “group” for purpose of this Schedule 13D.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
JLI	0	3,043,478	0	3,043,478
Jade Lane	0	3,043,478	0	3,043,478
Chen Wenxuan	149,106	3,043,478	149,106	3,043,478
* Includes Note on an as-converted basis (subject to the Beneficial Ownership Limitation).

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Notwithstanding the disclosure otherwise contained herein, Jane Lane is the sole general partner of JLI. Ms. Chen Wenxuan is the sole director of Jade Lane and has voting and dispositive power over the Shares held by JLI; however, Jade Lane and Ms. Chen Wenxuan each disclaims beneficial ownership of shares held by JLI, except to the extent of their pecuniary interests therein. The limited partners of JLI does not have dispositive or voting power over the Shares.  JLI, Jade Lane and Ms. Chen Wenxuan expressly disclaim status as a “group” for purpose of this Schedule 13D.

Item 7.  Materials to be Filed as Exhibits

Exhibit A –Joint Filing Agreement*

*           Attached herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jade Lane I L.P.

/s/ Chen Wenxuan
Name:  Chen Wenxuan
Title:  Director of Jade Lane Group Limited,
           General Partner

Date:  June 27, 2014

Jade Lane Group Limited

/s/ Chen Wenxuan
Name: Chen Wenxuan
Title: Director

Date: June 27, 2014

Chen Wenxuan

/s/ Chen Wenxuan
Chen Wenxuan, an individual

Date: June 27, 2014

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.

Jade Lane I L.P.

/s/ Chen Wenxuan
Name: Chen Wenxuan
Title: Director of Jade Lane Group Limited,
General Partner

Date: June 27, 2014

Jade Lane Group Limited

/s/ Chen Wenxuan
Name: Chen Wenxuan
Title: Director

Date: June 27, 2014

Chen Wenxuan

/s/ Chen Wenxuan
Chen Wenxuan, an individual

Date: June 27, 2014